Singularity Future Technology Ltd.

48 Wall Street, Suite 1100

New York, NY 10005

October 22, 2024

VIA EDGAR

Ms. Liz Packebusch

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities & Exchange Commission

Re:	Singularity Future Technology Ltd.
Registration Statement on Form S-3, as amended
Filed on September 9, 2024
File No. 333-282006

Dear Ms. Liz Packebusch:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Singularity Future Technology Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated, so that it will become effective at 4:00 pm, Eastern Time, on October 24, 2024, or as soon thereafter as practicable.

Very truly yours,

Singularity Future Technology Ltd.

By:	/s/ Ziyuan Liu
	Name:	Ziyuan Liu
	Title:	Chief Executive Officer and Chairman of the Board of Directors